July 24, 2025

Prashant Patel
Chairman and Chief Executive Officer
Crown Reserve Acquisition Corp. I
Conyers Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive
PO Box 2681
Grand Cayman KY1-1111
Cayman Islands

        Re: Crown Reserve Acquisition Corp. I
            Amendments No. 1 and 2 to Registration Statement on Form S-1 Filed July 11, 2025
            Amendment No. 3 to Registration Statement on Form S-1
            Filed July 16, 2025
            File No. 333-287674
Dear Prashant Patel:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 25, 2025 letter.

Amendment No. 3 to Form S-1
Summary
Previous SPAC Experience, page 5

1. We note your revised disclosure in response to prior comment 8, but we note that your statements continue to refer to outdated information. Please further revise to remove outdated listing information with respect to references to exchanges and ticker symbols. In this regard, as one example only, we note that the information relating to
 July 24, 2025
Page 2



       OceanTech Acquisitions I Corp. does not appear current, and we also note that the ticker symbol and/or exchange you have listed for some companies do not appear to be correct.
Risk Factors
If we seek shareholder approval of our initial business combination . . ., page
48

2. We acknowledge your revised disclosures in response to prior comment 15. However, your revised disclosure here, and elsewhere in your prospectus, states that assuming that only the holders of one-half of your issued and outstanding ordinary shares, representing a quorum under your amended and restated memorandum and articles of association, vote their ordinary shares at an extraordinary general meeting, you will need approximately 5.6% of the 15,000,000 public shares sold in this offering to approve the initial business combination, in addition to the shares held by insiders.
       However, you also have a similar statement indicating that you would need 16.3% of such shares. Please revise to clarify or otherwise reconcile your statements. In addition, please revise to clarify whether SAP is required to vote the SAP shares to approve the initial business combination and whether your calculations include such shares.
Dilution, page 89

3. We note your response to our prior comment 19 and revised disclosure confirming that redemptions in connection with a business combination cannot cause your net tangible assets to fall below $5,000,001, thereby capping the maximum redemptions permitted. Please amend your tabular dilution disclosure to present dilution at quartile intervals based on percentages of your maximum redemption threshold, and not based on absolute percentages of shares issued in connection with your offering (e.g., 25%
       of maximum redemption, not 25% of public offering). Refer to Item 1602(a)(4) of
       Regulation S-K. In addition, update such amounts throughout your prospectus accordingly.
Management, page 132

4. We note your response to prior comment 20. Please further revise your disclosures to ensure compliance with Item 401(e) of Regulation S-K. For example, please clarify your disclosures regarding Eric Sherb to disclose the business experience, principal occupations, and employment during each of the past five years, including dates and duration of employment. We also note that Avinash Wadhwani does not currently appear to be a director of Semper Paratus Acquisition Corporation (now doing business as Tevogen Bio since its initial business combination). Underwriting, page 179

5. We note your revised disclosure in response to prior comment 29 and re-issue, as it does not appear that you have revised your underwriter's compensation table to include the SAP units. Please revise the table to include such units, or advise.
       See Item 508(e) of Regulation S-K.
 July 24, 2025
Page 3

Financial Statements
Notes to Financial Statements
Note 4 - Related Party Transactions
Promissory Note - Related Party, page F-13

6. Please tell us why you have updated the estimated amount of offering expenses to
       $500,000, and address why such amount differs from the estimated amount of such expenses totaling $580,000 as disclosed elsewhere throughout your prospectus.
Exhibit 23.1, page II-2

7. Please amend your prospectus to provide a currently dated consent from your independent registered public accounting firm.
       Please contact Peter McPhun at 202-551-3581 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Rajiv Khanna, Esq.